UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File No. 1-10308

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Voluntary Investment Savings Plan
For Bargaining Hourly Employees

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cendant Corporation
9 West 57th Street
New York, New York 10019

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING
HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Avis Voluntary Investment Savings Plan For Bargaining Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 22, 2005

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING
HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments:
Cash and cash equivalents	$465	$148
Mutual funds	8,217,385	6,751,179
Common/collective trusts	6,989,830	6,471,414
Guaranteed investment contracts	5,190,578	6,367,006
Cendant Corporation common stock	104,771	47,273
Loans to participants	1,128,902	1,215,383

Total investments	21,631,931	20,852,403

Receivables:
Participant contributions	28,938	14,739
Interest and dividends	464	150

Total receivables	29,402	14,889

NET ASSETS AVAILABLE FOR BENEFITS	$21,661,333	$20,867,292

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING
HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS:
Net investment income:
Interest and dividends	$710,499
Net appreciation in fair value of investments	925,497

Net investment income	1,635,996

Contributions:
Participants	1,370,923
Rollovers	45,734

Total contributions	1,416,657

Total additions	3,052,653

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	1,828,039
Transfers of participant account balances to affiliated plans	426,898
Administrative expenses	3,675

Total deductions	2,258,612

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	794,041

NET ASSETS AVAILABLE FOR BENEFITS: BEGINNING OF YEAR	20,867,292

END OF YEAR	$21,661,333

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document which are available from Avis Rent A Car System, Inc. (the “Company”) for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and provides Internal Revenue Code (the “IRC”) section 401(k) employee salary deferral benefits for the Company’s eligible employees. The Company is a wholly-owned subsidiary of Cendant Corporation (“Cendant”). The Plan was adopted by the Company on October 1, 1997, for the benefit of all hourly paid employees of the Company who are members of the collective bargaining units covered by collective bargaining agreements between these units and the Company. The Cendant Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

During 2004, the Plan was amended to allow for certain of the Company’s employee account balances to be transferred to and assumed by the Cendant Car Rental Operations Support Inc. Retirement Savings Plan (the “CCROS Plan”), as a result of Cendant Car Rental Operations Support Inc.’s establishment of the CCROS Plan on April 1, 2004. Accordingly, net assets of $426,898 were transferred to the CCROS Plan during 2004.

The following is a summary of certain Plan provisions:

Eligibility – Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the Plan upon attainment of age 21 and completion of one year of service.

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of specified compensation in 1% increments up to the statutory maximum of $13,000 for 2004. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) can contribute additional amounts as a catch up contributions ($3,000 for 2004).

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with the Internal Revenue Service (the “IRS”) regulations.

Fund Reallocations – Participants can reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments. Only one reallocation is allowed each day.

Vesting – Participants are fully vested at all times with respect to their contributions to the Plan.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balance provided the account balance is at least $2,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant Corporation common stock, mutual funds, the common/collective trust that does not invest in guaranteed investment contracts, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this fund is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by the fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $6,840,631 and $6,371,192 at December 31, 2004 and 2003, respectively. The Plan’s investments in guaranteed investments contracts are recorded at contract value, which equals principal plus accrued interest (see Note 4 – Investment Contracts).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2004 and realized gains and losses on investments sold during the year then ended.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts, guaranteed investment contracts and Cendant Corporation common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2004	2003
* Merrill Lynch Retirement Preservation Trust	$6,840,631	$6,371,192
Peoples Benefit Life Insurance Company	2,382,101	2,245,843
John Hancock Life Insurance Company	1,422,716	1,351,035
PIMCO CCM Capital Appreciation Fund	1,406,777	1,362,275
Principal Life Insurance Company	1,385,761	1,319,482
Oppenheimer Capital Income Fund	1,111,778	—
New York Life Insurance Company	—	1,450,646

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2004
Mutual funds	$637,972
Common/collective trusts	282,110
Cendant Corporation common stock	5,415

$925,497

*	Permitted party-in-interest

4.	INVESTMENT CONTRACTS

Guaranteed investment contracts provide a guaranteed return on principal invested over a specified time period. All investment contracts are fully benefit responsive and are recorded at contract value, which equals principal plus accrued interest. The total contract value at December 31, 2004 and 2003 was $5,190,578 and $6,367,006, respectively, which approximates fair value. The crediting interest rates at December 31, 2004 and 2003 for various investment contracts ranged from 6.19% to 7.71% and the average yield of these investments for the 2004 plan year was 6.87%.

5.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 25, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2004, the Plan held 4,481 shares of Cendant Corporation common stock with a cost basis of $100,512. At December 31, 2003, the Plan held 2,123 shares of Cendant Corporation common stock with a cost basis of $26,598.

7.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

******

Plan Number: 005
EIN: 11-1998661

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING
HOURLY EMPLOYEES

FORM 5500, PART IV, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT
END OF YEAR) AS OF DECEMBER 31, 2004

		Number of
Identity of Issue, Borrower,		Shares, Units
Lessor or Similar Party	Description of Investment	or Par Value	Cost***	Current Value

*Cendant Corporation Common Stock	Common stock	4,481		$104,771
*Merrill Lynch Equity Index Trust	Common/collective trust	1,678		149,199
*Merrill Lynch Retirement Preservation Trust	Common/collective trust	6,840,631		6,840,631
John Hancock Life Insurance Company	Guaranteed investment contract	1,422,716		1,422,716
Peoples Benefit Life Insurance Company	Guaranteed investment contract	2,382,101		2,382,101
Principal Life Insurance Company	Guaranteed investment contract	1,385,761		1,385,761
Davis NY Venture Fund	Mutual Fund	31,322		961,259
ING International Value Fund	Mutual Fund	44,403		783,713
Lord Abbett Bond Debenture Fund	Mutual Fund	6,029		50,076
MASS Investment Growth Stock Fund	Mutual Fund	5,128		63,388
MFS Mid-Cap Growth Fund	Mutual Fund	11,859		106,021
MFS Value Fund	Mutual Fund	42,309		979,041
Oppenheimer Capital Income Fund	Mutual Fund	26,972		1,111,778
Oppenheimer Developing Markets Fund	Mutual Fund	8,474		227,777
Oppenheimer International Growth Fund	Mutual Fund	3,243		62,000
Oppenheimer Quest Balance Fund	Mutual Fund	9,993		180,275
PIMCO CCM Capital Appreciation Fund	Mutual Fund	79,389		1,406,777
PIMCO PEA Renaissance Fund	Mutual Fund	9,446		251,466
PIMCO Total Return Fund	Mutual Fund	78,627		838,950
Scudder RREEF Real Estate Fund	Mutual Fund	5,142		104,785
State Street Aurora Fund	Mutual Fund	23,585		954,732
The Oakmark Equity and Income Fund	Mutual Fund	4,878		114,303
Vanguard Explorer Admiral Fund	Mutual Fund	303		21,044
Various participants**	Participant loans			1,128,902
Cash and cash equivalents				465

Total				$21,631,931

*  Represents a permitted party-in-interest.

**  Maturity dates range from January 2005 to August 2016 at interest rates of 4.5% to 10.5%.

***  Cost information is not required for participant-directed investments.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Voluntary Investment Savings Plan For Bargaining Hourly Employees

By:	/s/ Terence P. Conley
Terence P. Conley
Executive Vice President,
Human Resources and Corporate Services
Cendant Corporation

Date: June 24, 2005